David B. Rayburn

President & CEO

Charles E. Johnson

President & CEO

November 2, 2004

Regulation MA Disclosure

Regulation MA Disclosure: This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed merger between Modine Manufacturing Company's Aftermarket Business and Transpro, Inc.'s Aftermarket Business, including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Modine Manufacturing Company's and Transpro, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this presentation the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and corporate approvals of the merger on the proposed terms and schedule; the risk that the business will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; the possibility that the companies may not be able to agree to definitive transaction documents; and the possibility that conditions to the transaction, including stockholder or regulatory approvals, may not be satisfied. Additional factors that could cause Modine Manufacturing Company's and Transpro, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the Annual Reports on Forms 10-K of Modine Manufacturing Company and Transpro, Inc., and in the Quarterly Reports on Forms 10-Q of Modine Manufacturing Company and Transpro, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com.

Stockholders are urged to read the prospectus and proxy/information statement regarding the proposed

Overview

- Modine Manufacturing Company and Transpro, Inc. have signed a letter of intent regarding a proposed merger between Modine's Aftermarket business and Transpro
- The merger would create a strongly positioned and well-capitalized pure play aftermarket business
- The merged Company is expected to provide significant benefits
  - Expanded operations and capabilities
  - Cost savings opportunities

Creating Value for Shareholders

- Merger of Modine's Aftermarket business with Transpro
- Concurrent Modine purchase of Transpro's heavy duty OE business
- Provides shareholders with the opportunity to realize value of two pure play companies
  - Modine focused on the OE market (approx. $1.4 billion in sales)
  - Combined New Company focused on the aftermarket
- Significantly improves Modine financial performance
  - ROACE increases by 1.5 – 2.0 percentage points
  - Pre-tax earnings margin increases by 1.0 – 1.5 percentage points

Contemplated Transaction Summary

Today



Modine Shareholders
Transpro Shareholders
100%
100%
Modine OE
Modine Aftermarket
Transpro Heavy Duty OE
Transpro Aftermarket

Post Transaction



Modine Shareholders
Transpro Shareholders
100%
54%
46%
Modine Manufacturing
$17 million
New Company
Modine OE
Transpro Heavy Duty OE
Modine Aftermarket
Transpro Aftermarket

About Transpro's Heavy Duty Business

- Provides aluminum charge air coolers and copper/brass radiators for the OE market
- Products sold to the heavy duty, military, motor home, specialty truck, bus, and power generation industries
- Approximately 150,000 square foot facility and 180 employees

Heavy Duty Business Key Customers

PACCAR Inc

GENERAC
POWER SYSTEMS, INC.

Cummins

Mack

OSHKOSH

FREIGHTLINER

INTERNATIONAL

MONACO

Heavy Duty Business Acquisition

- Enhances Modine's sales to the OE commercial vehicle market
- Over $45 million in sales
- Strong fit with existing heavy duty business and technology focus
- Synergy and expansion opportunities over time
- $17 million cash purchase price
- Expected to be immediately accretive to earnings per share

TRANSPRO

Charles E. Johnson

President & CEO

Transpro Today

- Leading manufacturer and supplier of heat transfer and air conditioning products for the automotive and light truck aftermarket
- Manufacturer and supplier of heavy duty OEM and aftermarket heat transfer products
- Comprehensive product offering under the leading brands of Ready-Rad® and Ready-Aire®
- Diverse customer base including retailers, specialty parts distributors, and warehouse distributors
- Established distribution presence in North America
- Manufacturing facilities in United States and Mexico

Transpro Q3 Financial Results

- Third quarter was operationally and financially strong as improvements were achieved in most all measures compared to last year
- Key financial metrics for first 9 months compared to last year
  - Net sales $204.1 million, a increase of 15.6% over $176.6 million last year
  - Net income of $2.8 million versus ($3.0) million loss last year
  - Cash flow of $11.3 million versus $4.4 million a year ago

New Company Tomorrow

- Comprehensive product offering focused on the sale of aftermarket heat transfer and air conditioning products for the automotive, truck, and industrial markets
  - Marketed under the highly recognized Ready-Rad®, Ready-Aire®, Modine®, NRF®, Mexpar®, and AirPro® brands
- Expanded customer base creating new product opportunities
- International footprint with enhanced presence in North America, Latin America, and Europe
- Improved capacity utilization at manufacturing facilities in North America, Mexico, and Europe

Compelling Merger Rationale

- The new Company will be well positioned to meet the challenges of today's aftermarket and deliver benefits to all stakeholders
- The new Company is expected to have . . .
  - Improved ability to compete on an international basis
  - Expanded customer access and product lines, and enhanced service, branding, and distribution capabilities
  - Significant opportunities for improved financial performance through identified synergies
  - Greatly enhanced credit, stock market liquidity, and public company profile

Compelling Merger Rationale

- Benefits of increased scale
  - Increased geographic, distribution, and customer reach
  - Increased brand and product breadth
  - Increased manufacturing and sourcing efficiencies
- Benefits of significant synergies are expected
  - Recurring full-year cost savings of at least $20 million, with additional upside possible
  - Savings expected from facility rationalization, manufacturing efficiencies, and improved material sourcing
- Sharpens each company's focus, improves their long-term prospects, and enhances value for all stakeholders

New Company Leadership Team

- Leadership team will provide both vision and continuity
- Board will initially include ten directors
  - Six members of Transpro's existing Board of Directors
  - Four members selected by Modine (two executive officers and two outside directors)
- Chairman will be selected from existing Transpro outside directors
- Charles E. Johnson will serve as CEO

Financial Highlights

- The new Company will have net sales in excess of $400 million
- Improved profitability
  - Substantial synergy benefits
  - Profitable in first year of the combination before restructuring charges
  - Restructuring charges expected to be $10 million to $14 million over the 12- to 18-month integration period
- One-time transaction effects
  - Purchase accounting expected to result in negative goodwill and a related extraordinary gain in year of closing
  - Gain on sale of heavy duty OEM business

Financial Highlights (cont')

- The new Company will have an improved balance sheet and financial flexibility
  - Debt will be reduced by the proceeds from sale of heavy duty OEM business and the application of cash in Modine's aftermarket business
  - Debt-to-capitalization ratio expected to improve to 20% from Transpro's current ratio of 50%
  - Expect to put in place expanded credit facilities post-closing
- Flexibility will greatly facilitate and help maximize integration and synergy realization processes

Wrap-Up

- Due diligence is substantially complete and key terms agreed
- Transpro and Modine expect to sign a definitive merger agreement and related transaction agreements in fourth quarter 2004
- Definitive transaction agreements would contain customary conditions, including Transpro shareholders approval and regulatory approvals
- Transaction expected to close in first quarter 2005

Q&A